Exhibit 99.1

Update on recent acquisition - CytoMed Therapeutics expands into auto-immune diseases building on its recent cord blood bank acquisition

Singapore, Singapore – (August 28, 2025) – CytoMed Therapeutics Limited (NASDAQ: GDTC) (“CytoMed” or “Company”), a Singapore-based clinical stage biopharmaceutical company focused on harnessing its proprietary technologies to develop novel affordable donor-derived cell-based immunotherapies for the treatment of a broad range of cancers, including both blood and solid tumours, is pleased to announce it has successfully expanded clinical-scale natural killer (“NK”) cells from cord blood units that have been cryopreserved for more than a decade. This sets the impetus for establishing a new business platform to generate additional revenue streams and future growth.

In light of this recent development, we are re-organizing and streamlining our group structure to create a new cord blood-derived biotech under LongevityBank Pte Ltd (“LongevityBank”, previously known as IPSCBank Pte Ltd incorporated in 2019) which owns 100% of our licensed cord blood bank, IPSC Depository Sdn Bhd (“IPSC Depository”).

The strategic vision is for LongevityBank to focus on autologous (using own blood) therapies leveraging its personalised cellular banking services while parent company, CytoMed focuses on donor blood-derived allogeneic (using others’ blood) therapies which already has an approved Investigational New Drug (IND) Phase I clinical trial ongoing in Singapore and a Phase II Investigator-Initiated Trial (IIT) ongoing in India. Allogeneic therapies have the advantage of treatment speed, accessibility and cost-effectiveness. Autologous therapies are less likely to be rejected by own immune system and more accepted by patients.

As stated in our announcement dated October 3, 2024, we completed the asset acquisition of a licensed cord blood bank in Malaysia, one of only three licensed cord blood banks there. This acquisition provides access to rare and precious cord blood as cost-free raw materials for our strategic expansion into a new class of cord blood-derived therapeutics for auto-immune diseases and cancers due to its naïve cord properties. Cord blood is rich in hematopoietic stem cells and contains various immune cells, including NK cells, and has the advantage of being less likely to cause graft-versus-host disease compared to adult-derived cells.

With more than 2,600 returning cord blood banking members, IPSC Depository will be re-starting its original cord blood banking business with new rigour by providing new service offerings such as immune cell banking. This will be supported by resources and technologies from CytoMed. IPSC Depository will hasten the research and development of frozen cord blood as a source for expanding NK and T cells, with the aim of establishing a scalable platform for these immune cells. Additionally, to demonstrate confidence and commitment, our management and EP Capital Inc which is owned by our Chairman, intends to and is seeking board approval to invest up to US$500,000 in the equity of LongevityBank, at a valuation of at least twice the acquisition valuation paid by CytoMed. This investment is urgently required to purchase new equipment and refurnish the original laboratory to process cord blood samples.

Looking ahead, we intend to spinoff LongevityBank as a standalone cord blood-based biopharmaceutical company, manufacturing solutions such as cord blood-derived NK cells, widely researched for its safe and potentially effective remedy for auto-immune diseases. We foresee this as a new opportunity, given that there are few providers of cord blood-derived therapeutics due to the unavailability of cord blood units.

“Auto-immune cases are rapidly rising with an ageing world. Many health authorities are more tolerant of personalised autologous therapies. There is therefore good usage reason why you should bank your cells for the whole family to protect against future health crises” remarked CytoMed’s Chairman Peter Choo, “We can produce both affordable autologous and allogeneic cell therapies using our Asia’s cost-competitive R&D and manufacturing infrastructure and we are indeed receiving growth and diversification proposals but no definitive agreement has been signed”.

IPSC Depository’s CEO Evelyn Tan added “We expect LongevityBank and IPSC Depository to contribute positively to the Group’s revenue especially when we restart the banking business. This cord blood bank acquisition is performing much better than we had anticipated”.

About CytoMed Therapeutics Limited (CytoMed)

Incorporated in 2018, CytoMed was spun off from the Agency for Science, Technology and Research (A*STAR), Singapore’s leading research and development agency in the public sector. CytoMed is a clinical stage biopharmaceutical company focused on harnessing its licensed proprietary technologies, namely gamma delta T cell and iPSC-derived gamma delta Natural Killer T cell, to create novel cell-based allogeneic immunotherapies for the treatment of various human cancers. The development of novel technologies has been inspired by the clinical success of existing CAR-T therapies in treating haematological malignancies, as well as the current clinical limitations and commercial challenges in extrapolating the CAR-T principle into the treatment of solid tumours. For more information, please visit www.cytomed.sg and follow us on Twitter (“X”) @CytomedSG, on LinkedIn, and Facebook

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s plans to develop and commercialize its product candidates; the initiation, timing, progress and results of the Company’s current and future pre-clinical studies and clinical trials and the Company’s R&D programs; the Company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; the Company’s ability to successfully acquire or obtain licenses for additional product candidates on reasonable terms; the Company’s ability to establish and maintain collaborations and/or obtain additional funding and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof.

Contact :

CytoMed Therapeutics Limited

enquiry@cytomed.sg

Attention : Evelyn Tan, Chief Corporate Officer